Exhibit 99.1

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai–400093, Maharashtra

STATEMENT OF AUDITED STANDALONE RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2018

		(₹ in Crore except as stated)

		Quarter ended				Year ended
S. No.	Particulars	31.03.2018 (Audited) (Refer Note 2)		31.12.2017 (Unaudited)	31.03.2017 (Audited) (Refer Note 2)	31.03.2018 (Audited)	31.03.2017 (Audited)
1	Revenue
a)	Revenue from operations (Net of excise duty)	14,036		12,185	11,102	45,524	36,663
	Add: Excise duty	—		—	519	450	1,877
	Revenue from operations (Gross of excise duty)	14,036		12,185	11,621	45,974	38,540
b)	Other income	2,172		703	7,900	3,866	9,705

	Total Income	16,208		12,888	19,521	49,840	48,245

2	Expenses
a)	Cost of materials consumed	7,137		6,824	5,627	25,209	18,788
b)	Purchases of Stock-in-Trade	153		145	240	426	580
c)	Changes in inventories of finished goods and work-in-progress	602		(15)	122	(11)	(417)
d)	Employee benefits expense	208		200	174	802	784
e)	Depreciation, depletion and amortization expense	655		752	693	2,842	2,986
f)	Power & fuel charges	2,046		1,865	1,416	6,643	4,582
g)	Excise Duty on sales	—		—	519	450	1,877
h)	Share of expenses in producing oil and gas blocks	295		245	244	1,004	1,000
i)	Other expenses	1,186		1,185	1,329	4,758	4,695
j)	Finance costs	946		887	1,020	3,900	3,896

	Total expenses	13,228		12,088	11,384	46,023	38,771

3	Profit before exceptional items and tax	2,980		800	8,137	3,817	9,474

4	Net exceptional gain/(loss) (Refer note 7)	4,973		(38)	3,521	5,407	1,324

5	Profit before tax	7,953		762	11,658	9,224	10,798

6	Tax expense/(benefit) on other than exceptional items:
a)	Net Current tax expense	—		—	1	—	2
b)	Net Deferred tax expense/(benefit)	862		122	(130)	1,026	(360)
	Tax expense/(benefit) on exceptional items (Refer note 7):
a)	Net Current tax expense	—		—	—	—	—
b)	Net Deferred tax expense/(benefit) on exceptional items	1,019		(39)	87	942	87

	Net tax expense/(benefit):	1,881		83	(42)	1,968	(271)

7	Net Profit after tax (a)	6,072		679	11,700	7,256	11,069

8	Net Profit after tax before exceptional items (net of tax)	2,118		678	8,266	2,791	9,832

9	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	14		34	21	91	28
	(b) Tax benefit/(expense) on items that will not be reclassified to profit or loss	(1)		(1)	2	5	1
ii.	(a) Items that will be reclassified to profit or loss	170		(50)	(252)	44	(81)
	(b) Tax expense on items that will be reclassified to profit or loss	(15)		(34)	(10)	(5)	(32)

	Total Other Comprehensive Income (b)	168		(51)	(239)	135	(84)

10	Total Comprehensive Income (a+b)	6,240		628	11,461	7,391	10,985

11	Paid-up equity share capital (Face value of ₹ 1 each)	372		372	297	372	297
12	Reserves excluding Revaluation Reserves as per balance sheet					78,941	79,396
13	Earnings per share after exceptional items (₹) (*not annualised)
	- Basic & Diluted	16.33	*	1.83 *	31.29 *	19.47	29.04
14	Earnings per share before exceptional items (₹) (*not annualised)
	- Basic & Diluted	5.70	*	1.82 *	22.05 *	7.46	25.72

		Quarter ended				Year ended
S. No.	Segment Information	31.03.2018 (Audited) (Refer Note 2)		31.12.2017 (Unaudited)	31.03.2017 (Audited) (Refer Note 2)	31.03.2018 (Audited)	31.03.2017 (Audited)
1	Segment Revenue
a)	Copper	6,033		5,522	5,766	21,277	19,011
b)	Iron Ore	1,070		843	1,301	3,174	4,290
c)	Aluminium	5,107		4,454	3,115	15,827	9,898
d)	Power	246		21	233	412	802
e)	Oil & Gas	1,503		1,270	1,130	5,085	4,357

	Total	13,959		12,110	11,545	45,775	38,358

Less:	Inter Segment Revenue	4		5	4	16	13

	Sales/income from operations	13,955		12,105	11,541	45,759	38,345

Add:	Other operating income	81		80	80	215	195

	Revenue from operations (Gross of excise duty)	14,036		12,185	11,621	45,974	38,540

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Copper	368		272	400	1,159	1,527
b)	Iron Ore	121		224	293	347	1,108
c)	Aluminium	410		195	400	780	757
d)	Power	43		(56)	12	(67)	50
e)	Oil & Gas	891		367	237	1,896	454

	Total	1,833		1,002	1,342	4,115	3,896

Less:	Finance costs	946		887	1,020	3,900	3,896
Add:	Other unallocable income net off expenses	2,093		685	7,815	3,602	9,474

	Profit before tax and exceptional items	2,980		800	8,137	3,817	9,474

Add:	Net exceptional gain/(loss)	4,973		(38)	3,521	5,407	1,324

	Profit before tax	7,953		762	11,658	9,224	10,798

3	Segment assets
a)	Copper	9,968		10,882	7,830	9,968	7,830
b)	Iron Ore	3,094		3,735	3,283	3,094	3,283
c)	Aluminium	43,426		43,435	41,710	43,426	41,710
d)	Power	3,263		3,072	3,230	3,263	3,230
e)	Oil & Gas	12,842		9,747	10,052	12,842	10,052
f)	Unallocated	74,576		77,395	100,079	74,576	100,079

	Total	147,169		148,266	166,184	147,169	166,184

4	Segment liabilities
a)	Copper	8,667		12,291	10,863	8,667	10,863
b)	Iron Ore	1,558		1,395	1,446	1,558	1,446
c)	Aluminium	11,919		11,843	9,367	11,919	9,367
d)	Power	275		294	177	275	177
e)	Oil & Gas	3,755		3,732	3,233	3,755	3,233
f)	Unallocated	41,682		37,771	61,330	41,682	61,330

	Total	67,856		67,326	86,416	67,856	86,416

The main business segments are (a) Copper which consists of manufacturing of copper cathode, continuous cast copper rod, anode slime including from purchased concentrate and manufacturing of sulphuric acid, phosphoric acid (b) Iron ore including pig iron & metallurgical coke (c) Aluminium which consist of manufacturing of alumina and various aluminium products and (d) Power which consists of power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power (e) Oil & Gas which consists of exploration, development and production of oil and gas. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

The Company’s application for renewal of consent to operate (CTO) for its existing copper Smelter plant at Tuticorin has been rejected by the State Pollution Control Board in April 2018, resulting in temporary suspension of the operations. The Company has filed an appeal in the Tribunal.

Export incentives have been included under respective segment revenues.

Statement of Assets and Liabilities			(₹ in Crore)

		As at	As at
Particulars		March 31, 2018	March 31, 2017
		(Audited)	(Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	37,132	36,042
	(b) Capital work-in-progress	10,386	12,215
	(c) Exploration intangible assets under development	7,983	5,028
	(d) Intangible assets	44	155
	(e) Financial assets
	(i) Investments	62,473	66,417
	(ii) Trade receivables	471	551
	(iii) Others	443	388
	(f) Deferred tax assets (net)	—	1,958
	(g) Income tax assets (net of provisions)	2,429	2,189
	(h) Other non-current assets	2,577	1,863

	Total Non-current assets	123,938	126,806

2	Current assets
	(a) Inventories	8,149	5,540
	(b) Financial assets
	(i) Investments	5,537	19,668
	(ii) Trade receivables	1,968	1,529
	(iii) Cash and cash equivalents	1,144	638
	(iv) Other bank balances	450	776
	(v) Loans	14	286
	(vi) Others	3,105	9,274
	(c) Other current assets	2,864	1,667

	Total Current assets	23,231	39,378

	Total assets	147,169	166,184

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital*	372	372
	Other Equity	78,941	79,396

	Total Equity	79,313	79,768
	Liabilities
2	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	14,810	22,248
	(ii) Other financial liabilities	44	3,208
	(b) Provisions	852	808
	(c) Deferred tax liabilities (net)	26	—
	(d) Other non-current liabilities	2,479	2,541

	Total Non-current liabilities	18,211	28,805

3	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	18,320	14,309
	(ii) Trade payables	14,066	14,975
	(iii) Other financial liabilities	12,270	24,639
	(b) Other current liabilities	4,815	3,561
	(c) Provisions	129	82
	(d) Current tax liabilities (net)	45	45

	Total Current liabilities	49,645	57,611

	Total Equity and Liabilities	147,169	166,184

*Equity share capital as at March 31, 2017 includes ₹ 75.25 crores on account of equity shares which were issued post year end pursuant to the merger (Refer note 6)

Notes:-

1	The above results of Vedanta Limited (“the Company”), for the quarter and year ended March 31, 2018 have been reviewed by the Audit Committee held on May 2, 2018 and approved by the Board of Directors in the meeting held on May 3, 2018.

2	These results have been prepared on the basis of the audited financial statements for the year ended March 31, 2018 and the interim financial results for the quarter and nine months ended December 31, 2017, which are prepared in accordance with the Ind AS notified under the Companies (Indian Accounting Standards) Rules 2015. The figures of the last quarter are the balancing figures between audited figures for the full financial year and unaudited year to date figures up to the third quarter of the respective financial year.

3	The Board of Directors in its meeting held on March 13, 2018 declared an interim dividend @ 2120% i.e. ₹ 21.20 per equity share of ₹ 1/- each. The Board of directors also approved dividend@ 7.5% p.a. on the redeemable preference shares of face value of Rs. 10/- per preference share as per their terms of issuance. These preference shares were issued on April 28, 2017 and dividend is payable uptil the end of financial year i.e. March 31, 2018.

4	With effect from July 01, 2017, Goods and Service tax (‘GST’) has been implemented which has replaced several indirect taxes including excise duty. While Ind-AS required excise duty to be included while computing revenues, GST is required to be excluded from revenue computation. Accordingly ‘Revenue from Operations (Net of excise duty)’ has been additionally disclosed in these results to enhance comparability of financial information.

5	Till March 31, 2017, proved and probable reserves (or 2P reserves) on entitlement interest basis were being considered for providing depletion on oil and gas assets. As per the Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India, applicable from April 1, 2017, proved and developed reserves (or 1P reserves) on working interest basis are to be considered for computing depletion. The change has been applied prospectively and as a result, depreciation, depletion and amortization expense is lower by ₹ 582 Crore and ₹ 697 Crore and profit after tax is higher by ₹ 379 Crore and ₹ 454 Crore for the quarter and year ended March 31, 2018 respectively and depreciation, depletion and amortization expense is higher by ₹ 5 Crore and profit after tax is lower by ₹ 3 Crore for the quarter ended December 31, 2017.

6	Upon implementation of Scheme of Arrangement between Vedanta Limited and erstwhile Cairn India Limited and their respective shareholders’ and Creditors, the Company has issued 75.25 Crore equity shares of ₹ 1 each and 301 Crore, 7.5% Redeemable Preference Shares with a face value of ₹ 10 each to non-controlling, i.e. public shareholders of erstwhile Cairn India Limited during the current year. No shares were issued to the subsidiaries of Vedanta Limited for their shareholding in erstwhile Cairn India Limited.

7	Exceptional items comprises of the following:

				(₹ in Crore)
	Quarter ended			Year ended
Particulars	31.03.2018 (Audited) (Refer Note 2)	31.12.2017 (Unaudited)	31.03.2017 (Audited) (Refer Note 2)	31.03.2018 (Audited)	31.03.2017 (Audited)
Impairment (charge)/reversal
- relating to investment in subsidiary- Cairn India Holdings Limited (a)	2,702	75	313	3,358	313
- relating to property, plant & equipment and exploration assets- Oil & gas segment (a), (b)	3,622	—	252	3,513	252
- relating to assets in Goa - Iron ore segment (c)	(452)	—	—	(452)	—
- relating to investment in subsidiary- Sesa Resources Limited (c)	(648)	—	—	(648)	—
Charge pursuant to adverse arbitration order	—	(113)	—	(113)	—
Loss on non-usable items of CWIP	(251)	—	(201)	(251)	(201)

Net gain on recognition or settlement of obligations undertaken pursuant to the merger referred to in note 6	—	—	3,157	—	960

Net exceptional gain/(loss)	4,973	(38)	3,521	5,407	1,324

Tax (expense)/benefit on above	(1,019)	39	(87)	(942)	(87)

Net exceptional gain/(loss) (net of tax)	3,954	1	3,434	4,465	1,237

a)

Non- cash reversal of previously recorded impairment charge of ₹ 3,622 Crore in the Rajasthan oil and gas block recognised during the current quarter and year ended March 31, 2018, along with reversal of impairment on investment in subsidiary of ₹ 2,702 Crore and ₹ 3,358 Crore recognised during the current quarter and year ended March 31, 2018 respectively, mainly following the progress on the key growth projects expected to result in the enhanced recovery of resources in a commercially viable manner leading to a higher forecast of oil production and savings in cost.

b)	impairment charge of Rs 109 Crore for the year ended March 31, 2018 representing the carrying value of assets relating to exploratory wells in PR-OSN-2004/1.

c)	impairment charge of ₹ 452 Crore in iron ore assets in Goa and ₹ 648 Crore against investment in subsidiary pursuant to a ruling by the Hon’ble Supreme Court of India cancelling all second renewal of the mining leases granted to all miners in the State of Goa.

8	Additional disclosures as per Regulation 52(4) & 52(6) of Securities and Exchange Board of India (Listing Obligations and Disclosures Requirement) Regulations, 2015:

	a)	Previous due date of Interest/Principal repayment, payment made on respective due date:

Previous Due Date (October 1, 2017 to March 31, 2018)
	S. No.	Particulars	Principal Due Date	Interest Due Date
	1	NCD - INE205A07014 bering int @ 9.36%	October 30, 2017	October 30, 2017
	2	NCD - INE268A07103 bearing int @ 9.40%	October 25, 2017	October 25, 2017
	3	NCD - INE268A07111 bearing int @ 9.40%	November 27, 2017	November 27, 2017
	4	NCD - INE205A07022 bearing int @ 9.36%	December 30, 2017	October 30, 2017
	5	NCD - INE268A07137 bearing int @ 9.24% #	December 20, 2017	December 20, 2017
	6	NCD - INE268A07129 bearing int @ 9.24% #	December 6, 2017	December 6, 2017
	7	NCD - INE205A07089 bearing int @ 8.25%	-	October 27, 2017
	8	NCD - INE205A07097 bearing int @ 7.95%	-	November 22, 2017
	9	NCD - INE205A07105 bearing int @ 7.50%	-	November 30, 2017
	10	NCD - INE205A07022 bearing int @ 9.36%	-	December 30, 2017

	#	Call option was excercised by the company, basis which NCDs became due for repayment.

	b)	Next due date of Interest/Principal repayment along with amount due is as follows:

		Next Due Date and Amount due (April 1, 2018 to September 30, 2018)
S. No.	Particulars	Principal Due Date	Amount Due (₹ Crore)	Interest Due Date	Amount Due (₹ Crore)
1	INE268A07145 bearing int @ 9.10% #	April 5, 2018	2,500	April 5, 2018	228
2	INE205A07113 bearing int @ 7.60%			May 31, 2018	27
3	INE268A07152 bearing int @ 9.17% *			July 4, 2018	69
4	INE268A07160 bearing int @ 9.17% *			July 5, 2018	41
5	INE205A07030 bearing int @ 9.45%			August 18, 2018	189

#	Call option was excercised by the company, basis which NCDs became due for repayment. The Payment was made on the due date.

*	Debentures of face value of ₹ 1,200 Crore have the put/call option exercisable within next six months which shall become due for payment if the debentureholders or the company exercise the option.

c)	During the six months ended March 31, 2018 the Credit Rating by CRISIL for the NCD’s issued has improved from “AA/Stable” to “AA/Positive”.

d)	The Listed Non-Convertible debentures of the company aggregating ₹ 8,600 Crore as on 31st March 2018 are secured by way of first mortgage/charge on certain assets of the company, and the asset cover thereof exceeds 125% and 100% of the principal amount of ₹ 5,700 Crore and ₹ 2,900 Crore respectively, as required as per the terms of the Issue.

		(₹ in Crore except otherwise stated)

	Particulars	March 31, 2018	March 31, 2017
e)	Net Worth (Equity + Reserves and surplus)	79,313	79,768
f)	Debenture Redemption Reserve	1,430	1,679
g)	Interest Service Coverage Ratio (No. of times)	3.08	4.95
h)	Debt Service Coverage Ratio (No. of times)	1.00	2.60
i)	Debt- Equity Ratio (No. of times)	0.51	0.54

j)	The Company is also having 301 Crore, 7.5% redeemable non-cummulative preference shares having face value of ₹ 10 per share issued to non- controlling shareholders of erstwhile Cairn India Limited on April 28, 2017, total outstanding amount as on March 31, 2018 is ₹ 3,010 Crore. These preference shares are due for redemption on October 27, 2018. The free reserve balance as on March 31, 2018 is ₹ 31,032 Crore. Refer note 3 for dividend declared during the year.

Formulae for computation of ratios are as follows:

	a)	Debt equity ratio	Debt / (paid up equity capital + reserves and surplus)

	b)	Debt service coverage ratio	Earnings before interest, depreciation, tax and exceptional items/ (interest expense + principal payments of long term loans)

	c)	Interest service coverage ratio	Earnings before interest, depreciation, tax and exceptional items / interest expense

9	Previous period/year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

Place : Mumbai	Navin Agarwal
Dated : May 3, 2018	Executive Chairman

Vedanta Limited

CIN no. L13209MH1965PLC291394

Regd. Office: Vedanta Limited 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai–400093, Maharashtra

STATEMENT OF AUDITED CONSOLIDATED RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2018

		(₹ in Crore except as stated)

		Quarter ended				Year ended
S. No.	Particulars	31.03.2018 (Audited) (Refer Note 2)		31.12.2017 (Unaudited)	31.03.2017 (Audited) (Refer Note 2)	31.03.2018 (Audited)	31.03.2017 (Audited)
1	Revenue

a)	Revenue from operations (Net of excise duty)	27,630		24,361	22,511	91,866	72,225

	Add: Excise duty	—		—	1,180	1,057	3,946

	Revenue from operations (Gross of excise duty)	27,630		24,361	23,691	92,923	76,171

b)	Other income	993		573	921	3,574	4,581

	Total Income	28,623		24,934	24,612	96,497	80,752

2	Expenses

a)	Cost of materials consumed	9,000		8,205	6,550	31,582	22,460

b)	Purchases of stock-in-trade	10		134	101	220	649

c)	Changes in inventories of finished goods and work-in-progress	1,094		(12)	127	450	(1,229)

d)	Power & fuel charges	4,080		3,992	2,985	14,026	10,233

e)	Employee benefits expense	661		601	591	2,496	2,339

f)	Excise duty on sales	—		—	1,180	1,057	3,946

g)	Finance costs	1,424		1,306	1,503	5,783	5,855

h)	Depreciation, depletion and amortization expense	1,683		1,645	1,604	6,283	6,292

i)	Other expenses	4,948		4,677	4,807	17,928	16,441

3	Total expenses	22,900		20,548	19,448	79,825	66,986

4	Profit before exceptional items and tax	5,723		4,386	5,164	16,672	13,766

5	Net exceptional gain/(loss) (Refer note 5)	2,869		(158)	(114)	2,897	(114)

6	Profit before tax	8,592		4,228	5,050	19,569	13,652

7	Tax expense:

	On other than exceptional items
a)	Net Current tax expense	868		746	760	2,867	2,302
b)	Net Deferred tax expense/(benefit)	1,535		651	(124)	2,472	(199)
c)	Distribution tax on dividend from subsidiaries (Refer note 7)	(1,536)		—	154	(1,536)	196
	On Exceptional item (Refer note 5)
a)	Net Current tax expense	—		—	—	51	—
b)	Net Deferred tax expense/(benefit)	2,050		(38)	34	2,023	34

	Net tax expense:	2,917		1,359	824	5,877	2,333

8	Profit after tax before share in profit/(loss) of jointly controlled entities and associates and non-controlling interests	5,675		2,869	4,226	13,692	11,319

9	Add: Share in profit/(loss) of jointly controlled entities and associates	0		0	(1)	0	(3)

10	Profit after share in Profit/(loss) of jointly controlled entities and associates (a)	5,675		2,869	4,225	13,692	11,316

11	Other Comprehensive Income
i.	(a) Items that will not be reclassified to profit or loss	34		33	33	97	22
	(b) Tax (expense)/benefit on items that will not be reclassified to profit or loss	(7)		0	3	3	3
ii.	(a) Items that will be reclassified to profit or loss	2,452		(327)	(847)	2,053	(286)
	(b) Tax (expense)/benefit on items that will be reclassified to profit or loss	(116)		78	41	34	(4)

	Total Other Comprehensive Income (b)	2,363		(216)	(770)	2,187	(265)

12	Total Comprehensive Income (a + b)	8,038		2,653	3,455	15,879	11,051

13	Profit attributable to:
a)	Owners of Vedanta Limited	4,802		1,994	2,647	10,342	6,958
b)	Non-controlling interests	873		875	1,578	3,350	4,358

14	Other comprehensive income attributable to:
a)	Owners of Vedanta Limited	2,237		(172)	(152)	2,119	(18)
b)	Non-controlling interests	126		(44)	(618)	68	(247)

15	Total comprehensive income attributable to:
a)	Owners of Vedanta Limited	7,039		1,822	2,495	12,461	6,940
b)	Non-controlling interests	999		831	960	3,418	4,111

16	Net profit after taxes, non-controlling interests and share in profit of jointly controlled entities and associates but before exceptional items	3,956		2,114	2,816	9,561	7,127

17	Paid-up equity share capital (Face value of ₹1 each)	372		372	297	372	297

18	Reserves excluding Revaluation Reserves as per balance sheet					63,136	60,128

19	Earnings per share after exceptional items (₹) (*not annualised)

	-Basic	12.95	*	5.38 *	8.94 *	28.30	23.47

	-Diluted	12.92	*	5.36 *	8.92 *	28.24	23.46

20	Earnings per share before exceptional items (₹) (*not annualised)

	-Basic	10.67	*	5.70 *	9.51 *	26.17	24.04

	-Diluted	10.64	*	5.69 *	9.49 *	26.11	24.03

			(₹ in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	31.03.2018 (Audited) (Refer Note 2)	31.12.2017 (Unaudited)	31.03.2017 (Audited) (Refer Note 2)	31.03.2018 (Audited)	31.03.2017 (Audited)
1	Segment Revenue
a)	Oil & Gas	2,749	2,413	2,131	9,536	8,204
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	5,546	5,334	6,108	19,999	16,577
	(ii) Silver - India	637	519	564	2,148	1,888

	Total	6,183	5,853	6,672	22,147	18,465
c)	Zinc - International	822	970	504	3,446	2,230
d)	Iron Ore	1,070	843	1,301	3,174	4,291
e)	Copper	7,518	5,898	6,803	24,975	22,129
f)	Aluminium	7,158	6,514	4,652	23,434	14,835
g)	Power	1,764	1,724	1,509	5,652	5,608
h)	Others	196	37	16	280	98

	Total	27,460	24,252	23,588	92,644	75,860

Less:	Inter Segment Revenue	15	48	37	215	193

	Sales/income from operations	27,445	24,204	23,551	92,429	75,667

	Other operating income	185	157	140	494	504

	Revenue from operations (Gross of excise duty)	27,630	24,361	23,691	92,923	76,171

2	Segment Results
	[Profit / (loss) before tax and interest]
a)	Oil & Gas	1,538	791	515	3,852	1,137
b)	Zinc, Lead and Silver
	(i) Zinc & Lead - India	2,560	2,428	2,945	8,953	7,070
	(ii) Silver - India	547	450	445	1,822	1,486

	Total	3,107	2,878	3,390	10,775	8,556
c)	Zinc - International	208	400	92	1,232	742
d)	Iron Ore	150	145	339	242	1,140
e)	Copper	353	244	377	1,097	1,479
f)	Aluminium	494	266	676	1,079	1,135
g)	Power	457	451	320	1,099	1,113
h)	Others	(21)	(2)	(8)	(36)	(19)

	Total	6,286	5,173	5,701	19,340	15,283

Less:	Finance costs	1,424	1,306	1,503	5,783	5,855
Add:	Other unallocable income net off expenses	861	519	966	3,115	4,338

	Profit before exceptional items and tax	5,723	4,386	5,164	16,672	13,766

Add:	Net exceptional gain/(loss)	2,869	(158)	(114)	2,897	(114)

	Profit before tax	8,592	4,228	5,050	19,569	13,652

				(₹ in Crore)

		Quarter ended			Year ended
S. No.	Segment Information	31.03.2018 (Audited) (Refer Note 2)	31.12.2017 (Unaudited)	31.03.2017 (Audited) (Refer Note 2)	31.03.2018 (Audited)	31.03.2017 (Audited)
3	Segment assets
a)	Oil & Gas	23,361	16,499	16,914	23,361	16,914
b)	Zinc, Lead and Silver - India	17,777	17,957	16,482	17,777	16,482
c)	Zinc - International	5,597	4,842	3,588	5,597	3,588
d)	Iron Ore	3,246	5,747	5,514	3,246	5,514
e)	Copper	10,168	11,719	8,317	10,168	8,317
f)	Aluminium	55,523	55,731	53,513	55,523	53,513
g)	Power	20,615	19,452	19,596	20,615	19,596
h)	Others	2,821	2,613	595	2,821	595
i)	Unallocated	45,690	50,025	74,511	45,690	74,511

	Total	184,798	184,585	199,030	184,798	199,030

4	Segment liabilities
a)	Oil & Gas	5,525	5,660	4,709	5,525	4,709
b)	Zinc, Lead and Silver - India	5,074	3,899	4,753	5,074	4,753
c)	Zinc - International	1,108	933	1,127	1,108	1,127
d)	Iron Ore	1,688	1,532	1,547	1,688	1,547
e)	Copper	9,016	12,809	11,158	9,016	11,158
f)	Aluminium	16,382	16,430	13,280	16,382	13,280
g)	Power	2,130	2,173	1,881	2,130	1,881
h)	Others	229	287	63	229	63
i)	Unallocated	64,181	59,091	86,084	64,181	86,084

	Total	105,333	102,814	124,602	105,333	124,602

The main business segments are, (a) Oil & Gas which consists of exploration, development and production of oil and gas (b) Zinc which consists of mining of ore, manufacturing of zinc and lead ingots and silver, both from own mining and purchased concentrate (c) Iron ore including pig iron, metallurgical coke (d) Copper which consist of mining of copper concentrate, manufacturing of copper cathode, continuous cast copper rod, anode slime from purchased concentrate and manufacturing of precious metal from anode slime, sulphuric acid, phosphoric acid (e) Aluminium which consist of mining of bauxite and manufacturing of alumina and various aluminium products (f) Power excluding captive power but including power facilities predominantly engaged in generation and sale of commercial power and (g) Other business segment represents port/berth and glass substrate. The assets and liabilities that cannot be allocated between the segments are shown as unallocated assets and liabilities, respectively.

Increase in assets and liabilities of ‘Others Segment’ is pursuant to acquisition of glass substrate business (Refer Note 6).

The Company’s application for renewal of consent to operate (CTO) for its existing copper smelter plant at Tuticorin has been rejected by the State Pollution Control Board in April 2018, resulting in temporary suspension of the operations. The Company has filed an appeal in the Tribunal.

Additional intra segment information of revenues and results for the Zinc, Lead and Silver segment have been provided to enhance understanding of segment business.

Export incentives have been included under respective segment revenues.

Consolidated Statement of Assets and Liabilities		(₹ in Crore)
		As at 31.03.2018	As at 31.03.2017
Particulars		(Audited)	(Audited)
A	ASSETS
1	Non-current assets
	(a) Property, Plant and Equipment	79,330	75,835
	(b) Capital work-in-progress	16,140	17,671
	(c) Intangible assets	949	921
	(d) Exploration intangible assets under development	15,915	9,886
	(e) Financial assets
	(i) Investments	164	73
	(ii) Trade receivables	1,347	1,169
	(iii) Loans	23	26
	(iv) Others	3,355	2,989
	(f) Deferred tax assets (net)	4,934	7,492
	(g) Income tax assets (net of provisions)	3,389	2,817
	(h) Other non-current assets	4,138	3,355

	Total Non-current assets	129,684	122,234

2	Current assets
	(a) Inventories	11,967	9,628
	(b) Financial Assets
	(i) Investments	28,536	46,889
	(ii) Trade receivables	3,969	2,240
	(iii) Cash and cash equivalents	4,236	9,864
	(iv) Other bank balances	980	4,259
	(v) Loans	82	79
	(vi) Others	1,357	1,106
	(c) Current tax assets (net)	15	14
	(d) Other current assets	3,972	2,717

	Total Current assets	55,114	76,796

	Total assets	184,798	199,030

B	EQUITY AND LIABILITIES
1	Equity
	Equity Share Capital*	372	372
	Other Equity	63,136	60,128

	Equity attributable to owners of Vedanta Limited	63,508	60,500
2	Non-controlling interests	15,957	13,928

	Total Equity	79,465	74,428

	Liabilities
3	Non-current liabilities
	(a) Financial liabilities
	(i) Borrowings	26,789	30,255
	(ii) Other financial liabilities	555	3,376
	(b) Provisions	2,361	2,054
	(c) Deferred tax liabilities (net)	4,078	2,084
	(d) Other non-current liabilities	4,303	4,158

	Total Non-current liabilities	38,086	41,927

4	Current liabilities
	(a) Financial liabilities
	(i) Borrowings	21,951	32,245
	(ii) Trade payables	17,843	18,459
	(iii) Other financial liabilities	18,811	24,305
	(b) Other current liabilities	7,921	7,170
	(c) Provisions	410	293
	(d) Current tax liabilities (net)	311	203

	Total Current liabilities	67,247	82,675

	Total Equity and Liabilities	184,798	199,030

*Equity share capital as at March 31, 2017 includes ₹ 75.25 crores on account of equity shares which were issued post year end pursuant to the merger (Refer note 9).

Notes:-

1	The above consolidated results of Vedanta Limited (“the Company”) and its subsidiaries, Jointly controlled entities, and associate for the quarter and year ended March 31, 2018 have been reviewed by the Audit Committee on May 02, 2018 and approved by the Board of Directors at its meeting held on May 03, 2018.

2	These results have been prepared on the basis of the consolidated audited financial statements for the year ended March 31, 2018 and the consolidated interim financial results for the quarter and nine months ended December 31, 2017, which are prepared in accordance with the Ind AS notified under the Companies (Indian Accounting Standards) Rules 2015. The figures of the last quarter are the balancing figures between audited figures for the full financial year and unaudited year to date figures up to the third quarter of the respective financial year.

3	The Board of Directors in its meeting held on March 13, 2018 declared an interim dividend @ 2120% i.e. ₹ 21.20 per equity share of ₹ 1/- each. The Board of directors also approved dividend @ 7.5% p.a. on the redeemable preference shares of face value of ₹ 10/- per preference share as per their terms of issuance. These preference shares were issued on April 28, 2017 and dividend is payable uptil the end of financial year i.e. March 31, 2018.

4	With effect from July 01, 2017, Goods and Service tax (‘GST’) has been implemented which has replaced several indirect taxes including excise duty. While Ind-AS required excise duty to be included while computing revenues, GST is required to be excluded from revenue computation. Accordingly ‘Revenue from Operations (Net of excise duty)’ has been additionally disclosed in these results to enhance comparability of financial information.

5	Exceptional items comprises of the following:

	Quarter ended			Year ended
Particulars	31.03.2018 (Audited) (Refer Note 2)	31.12.2017 (Unaudited)	31.03.2017 (Audited) (Refer Note 2)	31.03.2018 (Audited)	31.03.2017 (Audited)
Reversal of impairment charge relating to property, plant and equipment and exploration assets – Oil and Gas (a), (b)	7,016	—	87	6,907	87
Impairment charge relating to iron ore segment (c)	(2,329)	—	—	(2,329)	—
Loss relating to non-usable items of CWIP	(251)	—	(201)	(251)	(201)
Reversal of provision for District mineral fund pursuant to a ruling by the Supreme Court	—	—	—	295	—
FCTR reclassified from equity to profit and loss relating to subsidiaries under liquidation	(1,485)	—	—	(1,485)	—
Others (d)	(82)	(158)	—	(240)	—

Net exceptional gain/(loss)	2,869	(158)	(114)	2,897	(114)
Tax (expense)/benefit on above	(2,050)	38	(34)	(2,074)	(34)
Non-controlling interests on above	27	—	(21)	(42)	(21)

Net exceptional gain/(loss) net of tax and non-controlling interests	846	(120)	(169)	781	(169)

a)	non- cash reversal of previously recorded impairment charge of ₹ 7,016 Crore recognised during the current quarter and year ended March 31, 2018 mainly following the progress on the key growth projects expected to result in the enhanced recovery of resources in a commercially viable manner leading to a higher forecast of oil production and savings in cost.

b)	impairment charge of ₹ 109 Crore for the year ended March 31, 2018 representing the carrying value of assets relating to exploratory wells in PR-OSN-2004/1

c)	impairment charge pursuant to a ruling by the Hon’ble Supreme Court of India cancelling all second renewal of the mining leases granted to all miners in the State of Goa

d)	gratuity expense of ₹ 82 Crore for the quarter and year ended March 31, 2018 relating to past periods consequent to revision in limits, charge pursuant to adverse arbitration order of ₹ 113 Crore and acquisition expenses of ₹ 45 Crore (refer note 6 below) for the year ended March 31, 2018.

6	On December 28, 2017, the Company through its wholly owned subsidiary, acquired 51.6% equity stake in AvanStrate Inc. (ASI) for a cash consideration of JPY 1 million ( ₹ 0.06 Crore) and acquired debts for JPY 17,058 million (₹ 964 Crore). Additionally, a loan of JPY 814.8 million (₹ 46 Crore) was extended to ASI. The transaction has been accounted for on a provisional basis under Ind AS 103 and the resultant bargain gain of ₹ 353 Crore has been recognised directly in equity.

7

In view of clarification issued by Ind AS Transition Facilitation Group, the Company has revised the accounting for dividend distribution tax (DDT) on profits of subsidiaries. DDT paid by subsidiaries on dividends received from them which is to be utilized against the equity dividend declared by the Company, is recognised in statement of changes in equity as against the hitherto followed policy of recognizing the same in the statement of profit and loss.

Accordingly, the tax charge for the quarter and year ended March 31, 2018 is lower by ₹ 1,707 crore and ₹ 1,940 crore respectively (including a credit of ₹ 1,536 crore representing DDT on dividend received from a subsidiary in the current year which has been utilised against the interim dividend referred in note 3). The financial results for the quarter and year ended March 31, 2017 have been restated to reflect a lower tax charge of ₹ 1,237 Crore and ₹ 1,445 Crore, respectively as compared to the previously reported amounts.

8	Till March 31, 2017, proved and probable reserves (or 2P reserves) on entitlement interest basis were being considered for providing depletion on oil and gas assets. As per the Guidance Note on Accounting for Oil and Gas Producing Activities issued by the Institute of Chartered Accountants of India, applicable from April 1, 2017, proved and developed reserves (or 1P reserves) on working interest basis are to be considered for computing depletion. The change has been applied prospectively and as a result, depreciation, depletion and amortization expense is lower by ₹ 1,044 Crore, ₹ 68 Crore and ₹ 1,487 Crore and profit after tax is higher by ₹ 637 Crore, ₹ 38 Crore and ₹ 899 Crore for the quarter ended March 31, 2018 and December 31, 2017 and year ended March 31, 2018 respectively.

9	Upon implementation of Scheme of Arrangement between Vedanta Limited and erstwhile Cairn India Limited and their respective shareholders’ and Creditors, the Company has issued 75.25 Crore equity shares of ₹ 1 each and 301 Crore, 7.5% Redeemable Preference Shares with a face value of ₹ 10 each to non-controlling, i.e. public shareholders of erstwhile Cairn India Limited during the current year. No shares were issued to the subsidiaries of Vedanta Limited for their shareholding in erstwhile Cairn India Limited.

10	Previous period/year figures have been re-grouped/rearranged, wherever necessary.

By Order of the Board

	Place : Mumbai	Navin Agarwal
	Dated : May 03, 2018	Executive Chairman